UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            APPLIED FILMS CORPORATION
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                    038197109
                                 (CUSIP Number)

                                   Thomas Emch
                                 General Counsel
                             Unaxis Management Ltd.
                              Hofwiesenstrasse 135
                                  P.O.Box 2409
                                 CH-8021 Zurich
                                   Switzerland
                                011-41-1-360-9644
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                               W. Jeffrey Lawrence
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000


                                November 15, 2001
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  038197109


(1)      Name of Reporting Person(s)  UNAXIS DEUTSCHLAND GMBH
         -----------------------------------------------------------------------

         S.S. or I.R.S. Identification No. of Above Person
                                                          ----------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Source of Funds (See Instructions)   Not applicable

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization Germany
                                              ----------------------------------
-------------------
     Number of                (7)    Sole Voting Power          0
       Shares                                                -------------------
    Beneficially              (8)    Shared Voting Power        0
      Owned by                                               -------------------
        Each                  (9)    Sole Dispositive Power     0
     Reporting                                               -------------------
    Person With              (10)    Shared Dispositive Power   0
-------------------                                          -------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         0
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11) 0.0%
                                                            --------------------

(14)     Type of Reporting Person (See Instructions)  OO
                                                     ---------------------------

CUSIP No.  038197109


(1)      Name of Reporting Person(s)  UNAXIS DEUTSCHLAND HOLDING GMBH
         -----------------------------------------------------------------------

         S.S. or I.R.S. Identification No. of Above Person
                                                          ----------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Source of Funds (See Instructions)   Not applicable

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization Germany
                                              ----------------------------------
-------------------
     Number of                (7)    Sole Voting Power          0
       Shares                                                -------------------
    Beneficially              (8)    Shared Voting Power        0
      Owned by                                               -------------------
        Each                  (9)    Sole Dispositive Power     0
     Reporting                                               -------------------
    Person With              (10)    Shared Dispositive Power   0
-------------------                                          -------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         0
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11) 0.0%
                                                            --------------------

(14)     Type of Reporting Person (See Instructions)  OO
                                                     ---------------------------

CUSIP No.  038197109


(1)      Name of Reporting Person(s)  UNAXIS HOLDING AG
         -----------------------------------------------------------------------

         S.S. or I.R.S. Identification No. of Above Person
                                                          ----------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Source of Funds (See Instructions)   Not applicable

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization Switzerland
                                              ----------------------------------
-------------------
     Number of                (7)    Sole Voting Power          0
       Shares                                                -------------------
    Beneficially              (8)    Shared Voting Power        0
      Owned by                                               -------------------
        Each                  (9)    Sole Dispositive Power     0
     Reporting                                               -------------------
    Person With              (10)    Shared Dispositive Power   0
-------------------                                          -------------------


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         0
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11) 0.0%
                                                            --------------------

(14)     Type of Reporting Person (See Instructions)  CO
                                                     ---------------------------

          This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on January 10, 2001 by Unaxis Holding AG, Unaxis Deutschland GmbH and Unaxis Deutschland Holding GmbH. The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, no par value (the "Issuer Common Stock"), of Applied Films Corporation, a Colorado corporation (the "Issuer"), with its principal executive offices located at 9586 I-25 Frontage Road, Longmont, CO 80504, U.S.A. The following amendment to Item 5 of the Schedule 13D is hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

          Unaxis GmbH acquired the Shares on December 31, 2000 as partial consideration for the sale of a business to the Issuer by Unaxis GmbH. Prior to November 15, 2001, the Shares were transferred from Unaxis GmbH to UXHDE and from UXHDE to Parent. Effective November 15, 2001, Parent then disposed of its interest in the Shares in an underwritten public offering and ceased to be beneficial owner of five percent or more of the Shares. The Reporting Persons no longer have beneficial ownership of any Shares, and have no power to vote or to direct the vote or to dispose or to direct the disposition of any Shares.

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 8, 2002

                                  UNAXIS DEUTSCHLAND GMBH


                                  By:      /s/ Volker Grafe
                                      ----------------------------------------
                                  Name:  Volker Grafe
                                  Title: Managing Director


                                  UNAXIS DEUTSCHLAND HOLDING GMBH


                                  By:      /s/ Volker Grafe
                                      ----------------------------------------
                                  Name:  Volker Grafe
                                  Title: Managing Director


                                  UNAXIS HOLDING AG


                                  By:      /s/ Dr. Beat Baumgartner
                                       ---------------------------------------
                                  Name:  Dr. Beat Baumgartner
                                  Title: Company Secretary


                                  By:      /s/ Dr. Thomas Emch
                                       ---------------------------------------
                                  Name:  Dr. Thomas Emch
                                  Title: General Counsel